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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                                     TEKELEC
-------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    879101103
                  --------------------------------------------
                                 (CUSIP Number)



                                  July 13, 2006
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)
                                Page 1 of 6 pages

-----------------------
  CUSIP No. 879101103
-----------------------

--------------------------------------------------------------------------------

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                       Glenhill Advisors, LLC
                       13-4153005

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

--------------------------------------------------------------------------------
3.       SEC Use Only




--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                       Delaware


--------------------------------------------------------------------------------

Number of                  5.      Sole Voting Power             6,400,000

Shares                     -----------------------------------------------------

Beneficially               6.      Shared Voting Power           0

Owned by                   -----------------------------------------------------

Each                       7.      Sole Dispositive Power        6,400,000

Reporting                 ------------------------------------------------------

Person With:               8.      Shared Dispositive Power      0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                       6,400,000

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                                [ ]


--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

                       9.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

                       IA, HC

--------------------------------------------------------------------------------

                                Page 2 of 6 pages

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-----------------------
  CUSIP No. 879101103
-----------------------

--------------------------------------------------------------------------------

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                       Glenn J. Krevlin

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

--------------------------------------------------------------------------------
3.       SEC Use Only



--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                       United States

--------------------------------------------------------------------------------

Number of                  5.      Sole Voting Power             6,400,000

Shares                     -----------------------------------------------------

Beneficially               6.      Shared Voting Power           0

owned by                   -----------------------------------------------------

Each                       7.      Sole Dispositive Power        6,400,000

Reporting                 ------------------------------------------------------

Person With:               8.      Shared Dispositive Power      0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                       6,400,000

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                                [ ]


--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

                       9.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

                       HC

--------------------------------------------------------------------------------

                                Page 3 of 6 pages

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Item 1(a).         Name of Issuer:
                   Tekelec

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   5200 Paramount Parkway
                   Morrisville, North Carolina 27560

Item 2(a).         Name of Persons Filing:
                   Glenhill Advisors, LLC and Glenn J. Krevlin. Glenn J.
                    Krevlin is the managing member and control person of Glenhill Advisors, LLC. Glenhill Advisors, LLC is the managing member of each of Glenhill Capital Management, LLC and Glenhill Overseas Management, LLC. Glenhill Capital Management, LLC is investment advisor to Glenhill Capital LP, a security holder of the Issuer. Glenhill Overseas Management, LLC is investment Advisor to Glenhill Capital Overseas Master Fund, LP, a security holder of the issuer.

Item 2(b).         Address of Principal Business Office or, if none, Residence:
                   598 Madison Avenue, 12th Floor
                   New York, NY  10022

Item 2(c).         Citizenship:
                   See the response(s) to Item 4 on the attached cover page(s).

Item 2(d).         Title of Class of Securities:
                   Common Stock

Item 2(e).         CUSIP Number:
                   879101103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
                                 Not Applicable


                                Page 4 of 6 pages

Item 4.            Ownership.

          (a).     Amount beneficially owned:
                   See the response(s) to Item 9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s) to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which the person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.
                             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             Not Applicable

Item 8.            Identification and Classification of Members of the Group.
                             Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                Page 5 of 6 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 18, 2006

                                GLENHILL ADVISORS, LLC

                                By: /s/ GLENN J. KREVLIN
                                   -------------------------------------
                                Name:   Glenn J. Krevlin
                                Title:  Managing Member


                                /s/ GLENN J. KREVLIN
                                ----------------------------------------
                                Name:   Glenn J. Krevlin


                                Page 6 of 6 pages